United States securities and exchange commission logo





                              December 17, 2020

       Ezra Rosensaft
       Chief Executive Officer
       IDW Media Holdings, Inc.
       520 Broad St.
       Newark, NJ 07102

                                                        Re: IDW Media Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 9,
2020
                                                            File No. 333-249511

       Dear Mr. Rosensaft:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed December 9, 2020

       Cover Page

   1. We note that you have calculated the registration fee under Rule 457(o). Because you are registering a specific
number of shares, and not a dollar amount, it appears that you should calculate the
registration fee under Rule 457(a). Please advise and revise as appropriate.
                                                        Please also confirm
that although the fixed price of $3.73 is based on the closing price from specific days in
December, selling stockholders will sell at this price for the duration of the offering, or
until your stock is listed on an established trading market.
 Ezra Rosensaft
FirstName
IDW MediaLastNameEzra
           Holdings, Inc.Rosensaft
Comapany17,
December  NameIDW
              2020 Media Holdings, Inc.
December
Page 2    17, 2020 Page 2
FirstName LastName
General

2. We note that footnotes 5 and 8 in the Summary Compensation Table relate to bonus payments, not salary. Please revise. We also note that the footnote to the Beneficial
         Ownership Table references Class A Common Stock, not Class C Common Stock. Please
         revise.
        You may contact Theresa Brillant at (202) 551-3307 or Rufus Decker at
(202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Dov Schwell, Esq.